Exhibit 99.2

MAXAR TECHNOLOGIES LTD.

(the “Corporation”)

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS

OF THE CORPORATION

May 11, 2018

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were voted upon by ballot at the annual and special meeting of the shareholders of the Corporation at which 84% of the Common Shares of the Corporation were represented:

		Votes FOR		Votes WITHHELD
		Number	%	Number	%
1.	The election of each of the following nominees as directors of the Corporation for the ensuing year:
	Robert L. Phillips	44,474,648	97.96	925,461	2.04
	Howard L. Lance	45,328,460	99.84	71,649	0.16
	Dennis H. Chookaszian	44,895,685	98.89	504,423	98.89
	Nick S. Cyprus	44,424,237	97.85	975,871	2.15
	Howell M. Estes, III	45,171,374	99.50	228,735	0.50
	Lori B. Garver	43,637,970	96.12	1,762,138	3.88
	Joanne O. Isham	44,214,238	97.39	1,185,870	2.61
	C. Robert Kehler	44,213,005	97.39	1,187,104	2.61
	Brian G. Kenning	44,548,693	98.12	851,415	1.88
	L. Roger Mason, Jr.	44,928,661	99.08	417,448	0.92
	Eric J. Zahler	44,178,714	97.31	1,221,395	2.69

2.	The appointment of KPMG LLP as auditors of the Corporation until the next annual meeting of shareholders	46,024,027	96.86	1,492,411	3.14

-  2  -

		Votes FOR		Votes WITHHELD
		Number	%	Number	%
3.	The approval of the advisory resolution on the Corporation’s approach to executive compensation as disclosed in the Management Proxy Circular dated March 23, 2018	21,453,696	47.26	23,941,911	52.74

4.	Approval of the Amendment to the Omnibus Equity Incentive Plan to increase the shares thereunder by 775,000.	40,914,987	90.12	4,485,121	9.88